March 12, 2019

VIA EDGAR

Ms. Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

3 World Financial Center

New York, New York 10281

Re:	Broadview Funds Trust (File Nos. 333-191142 and 811-22885)

Dear Ms. Miller:

This letter responds to oral comments received from you on Monday, March 4, 2019, regarding your recent Sarbanes-Oxley review of the annual shareholder report for the fiscal year ended September 30, 2018 (the “Annual Report”) of the Broadview Opportunity Fund (the “Fund”), a series of Broadview Funds Trust, filed on Form N-CSR on December 7, 2018.

For your convenience, your comments have been reproduced with responses following each comment.

Annual Report – Statement of Assets and Liabilities

1.	Comment: Please explain why amounts payable to officers and directors have not been stated separately on the Statement of Assets and Liabilities (see Section 6-04 of Regulation S-X).

Response: The Trust responds by supplementally confirming that there was no outstanding payable to officers and directors as of September 30, 2018 and therefore disclosure on the Statement of Assets and Liabilities is not applicable.

Annual Report – Notes to Financial Statements

2.	Comment: The subsection titled “Investment Valuation” in Note 2 to the Financial Statements includes disclosure regarding valuation information for variable rate demand notes. If the Fund is invested in or intends to invest in variable rate demand notes, address the lack of disclosure relating to variable rate demand notes in the Fund’s Summary Prospectus, Prospectus and Statement of Additional Information, each dated as of January 28, 2019.

Response: The Trust responds by supplementally confirming that the Fund does not have any investments in and does not currently intend to invest in variable rate demand notes. The Fund undertakes to remove disclosure relating to variable rate demand notes in the Notes to Financial Statements in future filings.

Ms. Megan Miller

U.S. Securities and Exchange Commission

March 12, 2019

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If you have any questions regarding these responses, please contact the undersigned at 414-287-9338.

Very truly yours,

Godfrey & Kahn, S.C.

/s/ Christopher M. Cahlamer

Christopher M. Cahlamer